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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated: January 22, 2002

                            INFINEON TECHNOLOGIES AG
             (Exact name of registrant as specified in its charter)

                 ST. MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                                          Form 20-F  /X/       Form 40-F / /


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                                  Yes / /            No /X/


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82_______________

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         This Report on Form 6-K contains press releases of the Company issued between December 10, 2001, and January 22, 2002 (excluding a press release dated January 21, 2002, announcing Infineon's results for the quarter ended December 31, 2001, which was filed separately).

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                              INFINEON TECHNOLOGIES AG
                                                   (Registrant)

Dated:   January 22, 2002            By:   /s/ DR. ULRICH SCHUMACHER
                                           -------------------------------------
                                           Name:     Dr. Ulrich Schumacher
                                           Title:    Chairman, President and
                                                     Chief Executive Officer


                                     By:   /s/ PETER J. FISCHL
                                           -------------------------------------
                                           Name:     Peter J. Fischl
                                           Title:    Executive Vice President
                                                     and Chief Financial
                                                     Officer

INFINEON TECHNOLOGIES BROADENS SCOPE OF DSL CHIPSET SOLUTIONS; ADDS DATA-ONLY ADSL TRANSCEIVER TO GEMINAX POTS/ADSL FAMILY

Munich/Germany - December 10, 2001 - Infineon Technologies (FSE/NYSE: IFX), a leading provider of integrated circuits for advanced communications systems, today introduced a new member of its GEMINAX (Global Enhanced Multiport Integrated ADSL Transceiver) chipset family. The new Data-Only chipset further broadens Infineon's portfolio of digital subscriber line (DSL) ICs, supporting the company's strategy to provide end-to-end silicon solutions for the access, metro and optical networks.

Targeted at Access systems with ATU-C (ADSL Transceiver Unit- Central Office) functionality, the GEMINAX, formerly called IVAX, product family now includes both a Data-Only version and an Integrated Voice/Data (IVD) version. The IVD chipset is the only ADSL transceiver chipset with an integrated Plain Old Telephone System (POTS) splitter and support for baseband voice processing. Each GEMINAX chipset supports eight ADSL ports, is fully compliant with International Telecommunications Union (ITU) standards, including G.992.1 (G.dmt) and G.992.2 (G.lite), and is fully programmable to meet both ADSL and legacy analog network specifications. This enables access system providers to use a common design for a "universal line card" that can be deployed globally, providing significant benefits in both logistics and system cost through standardization of materials and assembly.

"Access system providers want to be able to serve global markets while controlling total cost structure and using development resources in the most efficient way possible," said Christian Wolff, Vice President of Infineon's Communications Business Group and General Manager of the Access Business Unit. "By expanding the GEMINAX family we now offer our customers a single point of contact for all their ADSL Physical Layer Transceiver needs. When added to the existing ADSL, G.shdsl (symmetric DSL), and VDSL solutions it reinforces Infineon's leading position as a broad line supplier of innovative DSL chips for access networks."

INTEGRATION YIELDS SMALL FOOTPRINT AND LOW POWER
The GEMINAX IVD chipset, including all active and passive components and routing, occupies just 1.7 square inches per integrated Voice/Data port, and has a power consumption of less than 1.1 W/Channel for all components, including a 20dBm line driver. The Data-Only version requires just 1.2 square inches per port, and its power consumption is less than 1 W/Channel.

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The high-level integration reduces total power dissipation while increasing port density of the system. Thus, GEMINAX-based solutions are easily deployable in the constrained space of both Digital Subscriber Line Access Multiplexer (DSLAM) and Digital Loop Carrier (DLC) environments. Additionally, Bill of Material
(BOM) costs can be significantly lowered when compared to multi-board solutions that require bulky and expensive external POTS splitters, ADSL line cards, and a traditional Plain Old Telephone Service (POTS) voice line card.

ON-CHIP LINE PROBING AND TESTING CAPABILITIES
Both versions of the GEMINAX chipset include extensive firmware support for transmission line probing and testing to pre-qualify loops prior to ADSL service activation. This capability allows line testing directly from the line cards, eliminating the need for separate in/out test relays for each channel and external diagnostic test equipment. An integrated toolbox for advanced ADSL and POTS testing accurately analyzes loop length, crosstalk disturbers and expected data rates in single ended configurations. Tests can be conducted with no ADSL customer premise equipment installed.

The GEMINAX chipset family includes the following products.

Integrated Voice/ADSL over POTS (IVD):
GEMINAX-D           High-performance Data DSP
GEMINAX-V           High-performance Voice DSP
GEMINAX-A           Full-rate AFE for ADSL and Voice
GEMINAX-SL          SLIC and line driver
(Configuration with a dual-channel line driver and separate SLIC ICs also is supported.)

ADSL Data Only:
GEMINAX-D           High-performance Data DSP
GEMINAX-L2          ADSL Dual-Channel line driver
GEMINAX-AO          Analog Front End for ADSL

The GEMINAX chipsets are fully compliant with ITU-T G.992.1 (G.dmt)Annex A,B,C,F,G including double upstream, overlapped and non-overlapped spectrum modes, ITU-T G.992 (G.lite) Annex A,B,C , ITU-T G.994.1 (G.hs), ANSI T1.413 Issue 2, and ETSI ETR 328.

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A complete suite of evaluation/test tools is available. This includes a complete evaluation package with test and configuration software, reference designs, data sheets, application notes and chipset firmware.

PRICING AND AVAILABILITY
Both versions of the GEMINAX chipset are currently available. In quantities of 10,000 pieces, the Integrated Voice/Data version is priced at US $18 per channel and the Data Only version is priced as US $14 per channel.

ABOUT INFINEON
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smart cards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

INFINEON AND TOSHIBA TO END NEGOTIATIONS ON MEMORY CHIP JOINT VENTURE

Munich, December 18, 2001 - Infineon Technologies AG and Toshiba have been unable to reach a mutual agreement in their negotiations on a potential cooperation in the memory segment. Following intensive talks, both Infineon and Toshiba agreed that none of the options that were discussed would be feasible strategies for both companies. Therefore, the negotiations were brought to an end.

"I regret that the mutual talks will not continue and that we could not achieve the results we were looking for", commented Dr. Ulrich Schumacher, President and CEO of Infineon, on the decision. "However, in the consolidating memory market, Infineon has established a strong leadership position. Our leading technology, our outstanding cost position in manufacturing and our pioneering role in 300mm technology secure important competitive advantages and provide us with a market position from which we will build", continued Dr. Schumacher.

Infineon continues to remain open to future cooperations with manufacturers of memory chips if Infineon's cash position would not be adversely affected as a result of a potential cooperation.

ABOUT INFINEON
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

PIONEERING 300: INFINEON LAUNCHES VOLUME PRODUCTION OF SEMICONDUCTORS ON 300 MM WAFERS PUTTING SMALLEST CHIPS ON BIGGEST WAFERS CUTS PRODUCTION COSTS UP TO ONE-HALF

Dresden, Germany - December 12, 2001. - Infineon Technologies (FSE/NYSE: IFX) today officially commenced volume production of semiconductors processed on silicon wafers with a diameter of 300 mm (12 inch). As the first chip manufacturer in the world to begin volume production using 300 mm wafers, compared to the current 200 mm (8 inch) technology used by all other manufacturers, Infineon extends its technology and production cost leadership position in the semiconductor industry. The increased number of chips that can fit on the surface of a 300 mm wafer - around 2.5 times as many as on the 200 mm wafer - yields production cost advantages of up to 30 percent. With a concurrent switch to smaller device geometries (0.14 microns) Infineon expects to ultimately reduce its production costs by a further 30 percent. In comparison with 200 mm wafers processed in 0.17-micron technology, Infineon will approximately halve its production costs for DRAM chips at the Dresden facility. Infineon also anticipates that the demand for DRAM memory (measured in total bits) in 2002 will increase by 50 percent compared with 2001.

"If you want to prevail in tomorrow's semiconductor market, you have to be willing to make counter-cyclical investments today," stated Dr. Ulrich Schumacher, CEO of Infineon Technologies, at an international press briefing today in Dresden. "Right here in this city, we invested in a technology that will allow us to produce the smallest possible chips on the largest possible wafers for the lowest possible costs. This will allow us to expand sharply our recognized cost leadership within the industry. The corresponding jump in productivity gives us a technology edge of more than 15 months on the competition, giving us unrivaled flexibility within our volatile market."

"The beginning of volume production on 300 mm wafers means a new manufacturing dimension for ourselves and the semiconductor industry as a whole," said Dr. Andreas von Zitzewitz, board member and COO of Infineon Technologies. "We've established a new standard with our 300 mm technology. Infineon is clearly the trend-setter in this area. This superb accomplishment at our Dresden location is a further proof of the state of Saxony's capacity for technological innovation - over 80 percent of our Dresden team comes out of this area."

Currently, Infineon has around 4,300 employees at its Dresden facility. More than 800 are now engaged in 300 mm production, and any future capacity expansion would likely result in more headcount. Infineon has invested around Euro 1.1 billion in the 300 mm wafer production technology in Dresden. M+W Zander, internationally recognized specialists in planning and building semiconductor production facilities, have invested Euro 51 million in the project, and the exhibition company, Leipziger-Messe GmbH, has invested Euro 118 million in the 300 mm-production facility.

Initially, Infineon will bring approximately 11,000 wafers per month into the production cycle. Depending on the development of the worldwide semiconductor market, capacity can be increased to more than 16,000 wafer starts per month by the end of 2002. The maximum capacity of the 300 mm-production facility is around 25,000 wafer starts per month.

Infineon is launching its volume production at the 300 mm plant in Dresden by manufacturing 256 Mbit memory chips, a standard component for personal computers and servers. This DRAM is currently the industry's smallest 256 Mbit chip, containing almost 540 million electronic components (transistors and capacitors) on less than 64 mm(2). Infineon also is one of the first companies to deliver first samples of the next density generation, 512 Mbit SDRAMs, to strategic partners in the PC industry.

In semiconductor chip production, the usable surface of a silicon wafer measuring 300 mm in diameter exceeds that of a 200 mm wafer by a factor of about
2.5. The structures of the semiconductors produced in Dresden using 0.14 micron technology are around 30 per cent smaller than the previous generation measuring
0.17 microns.

Smaller structures and bigger wafer surfaces mean that Infineon can put approximately 3.5 times as many chips on a single wafer - a technological feat that translates into the world's most competitive production cost position.

Infineon's memory components give the company a uniquely broad spectrum of memory chips compared to competitors: including standard PC and server memory chips, extremely fast memory chips for use in network infrastructure systems, and products with especially low-power leakage for battery-powered computer and electronic appliances. Infineon also produces special memory chips for computer graphics systems and mobile telephones as well as Personal Digital Assistants.

Infineon ultimately will use 300 mm wafers also in its logic chip production. These chips are used in numerous applications, including mobile phones, chip cards, telecommunications and automotive and industrial electronics. To this end, UMCi, a joint venture of Infineon and UMC, is building a new facility in Singapore. By using similar technology to produce logic and DRAM memory chips, Infineon will be able to react even more flexible to future fluctuations in demand.

The Dresden plant is part of Infineon's DRAM chip production cluster, which includes production facilities in Richmond, Virginia (USA), and ProMOS Technologies, a joint venture with Mosel Vitelic based in Hsinchu (Taiwan). At the Taiwan facility, the 300 mm and 0.14 micron technologies are just beginning to be set up, and production there could commence by early summer 2002. The Richmond plant is ready for installation of the new technology. Depending on market development, 300 mm production could be launched at that plant within a matter of months.

With almost 14 per cent of world's market share, Infineon is currently number four in sales of DRAM memory chips worldwide. Sales of memory components in the last financial year amounted to Euro 1.59 billion, around 28 per cent of overall sales. Behind Communication Technology (Euro 2.35 billion, 42 per cent) and ahead of the Automotive & Industrial business group (Euro 1.1 billion, 19 per cent), the Memory Products business group was Infineon's No. 2 sales engine last year.

ABOUT INFINEON
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

             This news release as well as presentations and pictures
                   can be downloaded at www.pioneering300.com.


Note:
The presentations to mark the beginning of volume production at the 300 mm facility, featuring CEO Dr. Ulrich Schumacher and COO Dr. Andreas von Zitzewitz, will be broadcast live on the Internet beginning at 1:30 p.m. CET. Journalists can view the broadcast at WWW.PIONEERING300.COM. We recommend that you visit the above site early in case you need to download any extra software in order to view the presentation. A video of the presentation will subsequently be available at the same site.

PIONEERING 300:
INFINEON LAUNCHES VOLUME PRODUCTION OF SEMICONDUCTORS ON 300 MM WAFERS PUTTING SMALLEST CHIPS ON BIGGEST WAFERS CUTS PRODUCTION COSTS UP TO ONE-HALF

Dresden, Germany - December 12, 2001. - Infineon Technologies (FSE/NYSE: IFX) today officially commenced volume production of semiconductors processed on silicon wafers with a diameter of 300 mm (12 inch). As the first chip manufacturer in the world to begin volume production using 300 mm wafers, compared to the current 200 mm (8 inch) technology used by all other manufacturers, Infineon extends its technology and production cost leadership position in the semiconductor industry. The increased number of chips that can fit on the surface of a 300 mm wafer - around 2.5 times as many as on the 200 mm wafer - yields production cost advantages of up to 30 percent. With a concurrent switch to smaller device geometries (0.14 microns) Infineon expects to ultimately reduce its production costs by a further 30 percent. In comparison with 200 mm wafers processed in 0.17-micron technology, Infineon will approximately halve its production costs for DRAM chips at the Dresden facility. Infineon also anticipates that the demand for DRAM memory (measured in total bits) in 2002 will increase by 50 percent compared with 2001.

"If you want to prevail in tomorrow's semiconductor market, you have to be willing to make counter-cyclical investments today," stated Dr. Ulrich Schumacher, CEO of Infineon Technologies, at an international press briefing today in Dresden. "Right here in this city, we invested in a technology that will allow us to produce the smallest possible chips on the largest possible wafers for the lowest possible cost. This will allow us to sharply expand our recognized cost leadership within the industry. The corresponding jump in productivity gives us a technology edge of more than 15 months on the competition, giving us unrivaled flexibility within our volatile market."

"The beginning of volume production for 300 mm wafers means a new manufacturing dimension for ourselves and the semiconductor industry as a whole," said Dr. Andreas von Zitzewitz, board member and COO of Infineon Technologies.

"We've established a new standard with our 300 mm technology. Infineon is clearly the trendsetter in this area. This superb accomplishment at our Dresden location is further proof of the state of Saxony's capacity for technological innovation - over 80 percent of our Dresden team comes out of this area."

In semiconductor chip production, the usable surface of a silicon wafer measuring 300 mm in diameter exceeds that of a 200 mm wafer by a factor of around 2.5. The structures of the semiconductor elements produced in Dresden -
0.14 microns in size - are around 30 per cent smaller than the previous generation measuring 0.17 microns. Smaller structures and bigger wafer surfaces mean that Infineon can put around 3.5 times as many chips on a single wafer as in the past - a technological feat that translates into the world's most competitive production cost position.

Through its use of advanced trench cell technology, Infineon produces chips that are 15 to 20 percent smaller for comparable DRAM sizes than the competition's. Each memory cell in the chip consists of a transistor and a capacitor. A 256 Mbit SDRAM, for example, consists of some 540 million transistors and capacitors. In trench cell technology, the memory cells are placed vertically on the chip, with the corresponding savings on space. As a result, Infineon can achieve up to 20 per cent more DRAM chips for the same-sized wafer than the competition.

The 256 Mbit SDRAM represents the beginning of a technology upgrade across Infineon's entire portfolio of DRAM products. This will enable Infineon to profit on a long-term basis from new economies of scale, since virtually all memory products will be manufactured using the same process technology.

Infineon's key customers have been testing sample quantities of 256 Mbit SDRAMs based on 0.14 micron technology since last summer. Intel Corporation and leading PC manufacturers have already successfully concluded their qualification trials for the new memory chips.

Infineon is launching its volume production at the 300-mm plant in Dresden by manufacturing 256 Mbit memory components - standard components for personal computers and servers. This memory chip with a space of just 64 mm(2) is currently the industry's smallest 256 Mbit chip. Infineon also is one of the first manufacturers to produce sample quantities of even higher density 512 Mbit SDRAMs, which have already been delivered to strategic partners in the PC industry.

Infineon's Dresden facility is one of Europe's state-of-the-art production facilities. The cornerstone for the new plant was laid in June 1994. Infineon began development of its 300 mm production technology in 1998 as part of a joint venture with Motorola, which was wound down according to plan in September 2000. After the successful start of the Dresden-based pilot line, Infineon began production of 64 Mbit DRAM on 300 mm wafers for shipment to customer in September 1999.

The switch to the bigger wafer represents a significant challenge for Infineon's production technology. For example, heating the wafer in standard ovens causes high stresses in the crystal lattices, which can quickly lead to material defects in the silicon. Infineon uses heat lamps in its production of 300 mm wafers. These are spaced in the reactor above the wafers and offer optimal heating and cooling functions. The entire wafer transport process has been fully automated, since the size and weight of the wafer carriers no longer allows for manual handling. Finally, a new "ultra-cleanroom" concept was achieved through use of the FOUP technique (front-opening unified pods): Each wafer carrier represents an encapsulated cleanroom within a cleanroom, guaranteeing the required levels of air purity.

Infineon's memory components give the company a uniquely broad product spectrum in comparison with the competition: from standard PC memory chips and extremely fast memory chips for use in infrastructural systems, to models with especially low power leakage for portable computers. Infineon also produces special memory chips for graphic cards and mobile telephones as well as Personal Digital Assistants. Apart from memory chips, Infineon also produces a wide variety of logic chips. These chips are used in numerous applications, including mobile phones, chip cards, telecommunications and automotive and industrial electronics.

The Dresden plant is part of Infineon's DRAM chip production cluster, which includes production facilities in Richmond, Virginia (USA), and ProMOS Technologies, a joint venture with Mosel Vitelic based in Hsinchu (Taiwan). At the Taiwan facility, the 300 mm and 0.14 micron technologies are just beginning to be set up, and production there could commence by early summer 2002. The Richmond plant is ready for installation of the new technology. Depending on market development, 300 mm production could be launched at that plant within a matter of months.

ABOUT INFINEON
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol:
IFX). Further information is available at www.infineon.com.

             This news release as well as presentations and pictures
                   can be downloaded at www.pioneering300.com.


Note:
The presentations to mark the beginning of volume production at the 300 mm facility, featuring CEO Dr. Ulrich Schumacher and COO Dr. Andreas von Zitzewitz, will be broadcast live on the Internet beginning at 1:30 p.m. CET. Journalists can view the broadcast at www.pioneering300.com. We recommend that you visit the above site early in case you need to download any extra software in order to view the presentation. A video of the presentation will subsequently be available at the same site.

INFINEON RELEASES THE INDUSTRY STANDARD FALC56 T1/E1/J1 FRAMER AND LINE INTERFACE UNIT IN A SMALL FOOTPRINT BGA PACKAGE - IDEAL FOR TE CARRIER LINECARDS

San Jose, USA / Munich, Germany, January 7, 2002 - Infineon Technologies (FSE/NYSE: IFX), a leading provider of integrated circuits for advanced communications systems, today announced the availability of a new version of its single channel framer and line interface unit (LIU) component (FALC) for T1/E1/J1 telecommunications equipment. The FALC56 device provides an interface between processor based subsystems and T1 or E1 lines and comes with a "best in class" feature set, including very low power and a reduced footprint.

"Designers of TE Carrier line cards have four main criteria when selecting components: time to market, small size, low power and compliance with recognized standards," said Christian Wolff, vice president of Infineon`s Communications group and general manager of its access business unit. "The FALC56 meets all of these criteria, with high quality support, state-of-the-art packaging and process technology and an unrivalled pedigree in supplying TE carrier components."

SMALLEST FOOTPRINT AND LOWEST POWER
Now available in a 10mm x 10mm LFBGA 81 package with a 1mm ball pitch, the FALC56 is clearly the optimum single channel solution. The device meets both the short-haul and long haul requirements of T1/J1 and E1, and features a typical power dissipation of less than 220mW. The ability of the FALC56 to operate from any available clock source in the range of 1 to 20MHz, and to be truly software switched between T1/J1 and E1 operation, means that the device can support applications that need to meet all three of the worldwide Primary Rate standards, with the minimum number of external components.

INFINEON'S MARKET LEADING T1/E1/J1 PRODUCT FAMILY
This new version of the FALC56 retains all of the features that ensured the wide acceptance of the earlier PEB2256H device, which remains available in an 80-pin Quad Flat Pack. The integration of a fully featured LIU, framer and three HDLC controllers, ensures that the FALC56 is ideally suited for applications such as Wireless Base Stations, Switches / Routers and Internet Access Equipment. It is particularly suitable for applications that require compliance with the v5.1 and v5.2 interface standards and support of SS7 functionality. For multi-channel applications, the QuadFALC (PEB22554), a highly integrated 4 channel monolithic framer, LIU and signaling controller, offers outstanding performance and functionality. The complete

T1/E1/J1 family of products also includes ATM internetworking devices as well as standalone multichannel LIU and HDLC/PPP controllers.

PRICING, AVAILABILITY AND OUTSTANDING SUPPORT
The new FALC56 (PEB2256E) is sampling now and is priced at less than $12 in high volumes. A complete evaluation kit is provided. It includes a fully operational evaluation platform and a CD-ROM containing a PC based graphical user interface and device driver code, as well as a documentation package. For a complete set of data sheets and application notes please visit the Infineon web site www.infineon.com/falc

ABOUT INFINEON
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

Not for release in the United States, Canada or Japan

INFINEON TECHNOLOGIES ISSUES 5-YEAR NON-CALL 3 CONVERTIBLE BOND IN PARALLEL WITH SALE OF INFINEON TECHNOLOGIES AG SHARES BY SIEMENS NEDERLAND N.V.

Munich, January 8, 2002 - Infineon Technologies AG is launching a convertible bond issue through its Dutch subsidiary Infineon Technologies Holding B.V. today. The transaction size will be Euro 1.0 billion and is convertible into shares of Infineon Technologies AG, the equivalent cash amount at the company's discretion or an equivalent cash/share combination. The convertible bond has a maturity of 5 years and cannot be called for the first three years of the life of the security, callable thereafter subject to a 115 per cent provisional call. Coupon and conversion premium will be set at pricing, which is expected to occur today. The bond will be placed with institutional investors outside the US in reliance on Regulation S. Goldman Sachs International is the sole bookrunner on the transaction.

Simultaneously with the convertible bond issue, Siemens Nederland N.V. is selling 40 million shares of Infineon Technologies AG in an offering managed by Goldman Sachs International.

Infineon is issuing the convertible bond on the basis of a solid net cash position, which is expected to exceed Euro 250 million at the end of the first quarter of the current fiscal year, to benefit from the attractive financing opportunity provided by the current convertible market given the low interest rate and high volatility environment. The proceeds from the issue will be used to support the long-term strategy of Infineon Technologies AG.

For stabilization purposes Goldman Sachs International may sell additional shares for its own account.


In connection with this issue Goldman Sachs International may over-allot or effect transactions with a view to supporting the market price of the convertible bonds or shares of Infineon Technologies AG at a level higher than that which might otherwise prevail for a limited period after the issue date. However there may be no obligation on Goldman Sachs International to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Purchases of shares may be made on exchange or off exchange from market participants, including from purchasers of the convertible bonds offered by Goldman Sachs International.

This press release is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities. In connection with this transaction there has not been, nor will there be, any public offering of Infineon Technologies AG or Infineon Technologies Holdings B.V. securities ("Infineon securities"). The distribution of this press release and the offer and sale of Infineon securities in certain jurisdictions may be restricted by law. Any persons reading this press release should inform themselves of and observe any such restrictions.

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This press release is not an offer of securities for sale in the United States.
The offer and sale of Infineon securities has not been, nor will it be, registered under the United States Securities Act of 1933 and Infineon securities may not be offered or sold in the United States absent such registration or an applicable exemption from registration. Any public offering of Infineon securities to be made in the United States will be made by means of a prospectus that may be obtained from Infineon Technologies AG or the selling security holder and that will contain detailed information about Infineon Technologies AG and its management, as well as financial statements.

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POWER SEMICONDUCTORS FROM INFINEON TECHNOLOGIES RECEIVE PRESTIGIOUS GERMAN TRADE
AND INDUSTRY INNOVATION AWARD FOR BEST TECHNOLOGICAL INNOVATION IN 2001

Munich, Germany - January 16, 2002 - Infineon Technologies (FSE/NYSE: IFX) today announced that two of its power semiconductors, CoolMOS and Insulated Gate Bipolar Transistor (IGBT), were named as Best Technological Innovation 2001 and recipients of an Innovation Award from the "Deutscher Wirtschaftsclub Rhein-Main", the German Trade and Industry Group.

The German Innovation Award, now in its 22 year, annually honors remarkable achievements in the categories "Large-scale Enterprises", Middle-Class Companies" and "Start-ups". Infineon is awarded within the large-scale enterprises category. A board of 32 trustees active in business, science and technology select the individual recipients. The German "Wirtschaftsclub Rhein-Main" and the German weekly magazine "Wirtschaftswoche" invited entries for the competition.

Infineon's CoolMOS semiconductor enables completely new system approaches for power supplies, such as used in PCs, laptops and battery chargers in mobile applications. Infineon's IGBT product family enables the development of new concepts for motor drives in household appliances, air conditioning systems and industrial applications. These Infineon prize-winning power semiconductors precisely and reliably regulate the energy flow to the electrical products. Their low inner resistance and switching behavior enable low waste heat. Household appliances using Infineon's power semiconductors may reduce energy consumption by up to 30 percent.

"The company is honored to receive this award which confirms Infineon's role as a market leader in the arena of power semiconductors," said Dr. Reinhard Ploss, vice president and general manager of the business group Automotive & Industrial at Infineon Technologies. "Our support of this industry continues as we develop a next generation of power semiconductors for power supplies and motor drives that will enable compact and smaller designs that are significantly quieter, powerful and reliable."

The Innovation Award of the German Trade and Industry Group will be awarded on January 19, 2002, in the course of a festive gala in the Old Opera at Frankfurt.

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Dr. Ulrich Schumacher, President and CEO of Infineon, will accept the prize from
Edelgard Bulmahn, Madame Minister of the Federal Ministry of Education and Research. The sponsor in the large-scale enterprises category of the 2001 award is Unisys Deutschland GmbH.

Further information (only available in German language) on the 22. Innovation Award of the German Trade and Industry Group at http://www.witschaftsclub-rhein-main.de


The development of the awarded power semiconductors is supported by the German Federal Ministry of Education and Research within the scope of the program "Power Semiconductors".


ABOUT INFINEON
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com

           This news release and a press photo are available online at
                          http://www.infineon.com/news


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[Translation of German-language press release]

INFINEON AND GENERAL WORKS COUNCIL AGREE RECONCILIATION OF INTERESTS AND SOCIAL COMPENSATION PLAN - CUTBACKS WILL BE MADE IN A SOCIALLY RESPONSIBLE MANNER

Munich, January 16, 2002. Following months of intensive negotiations, Infineon Technologies AG and the company's General Works Council today signed a reconciliation-of-interests agreement and social compensation plan. The settlement frames a variety of measures aimed at ensuring the reduction in the workforce, as announced and started in summer of last year as part of the comprehensive "Impact" cost-cutting program, will be conducted in the most socially acceptable manner possible. The dramatic downturn in the global semiconductor markets meant that Infineon too was obliged to introduce a wide-ranging package of measures to strengthen its cash position.

Severance terms, mainly based on termination agreements, have already been negotiated with some 4,400 employees worldwide. This figure includes around 1,600 employees of Infineon (including subsidiaries) in Germany. With these, severance terms were already reached during the current fiscal year, ahead of the agreements just signed. A further cutback of just under 600 employees at certain plants is planned, based on the agreed reconciliation of interests and social compensation plan. This step, too, is part of the package of measures decided in summer 2001, which includes plans to shed around 5,000 jobs worldwide.

"The negotiations took place in a constructive and businesslike atmosphere, in spite of the different interests at stake. Together with the General Works Council, we have found a solution acceptable to both sides," declared Infineon's Head of Human Resources Jurgen Buschmann.

Infineon had already initiated large-scale measures, including the introduction of short-time working at its Regensburg, Munich-Perlach and Berlin locations, and a reduction in the working week from 40 to 35 hours in certain areas. The newly agreed reconciliation of interests additionally creates ample scope for cushioning the impact of the downsizing in a variety of ways. These include a time-out program to allow temporary layoffs of employees at reduced pay, as well as increased use of the partial retirement package. The option of increased flexibility in working hours, including part-time working, is also available. An in-house employment exchange has been set


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up to help place employees within the company. Finally, outplacement consultants can be called in to assist affected employees in finding new jobs outside the company.


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INFINEON TECHNOLOGIES AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS:
WIDE-RANGING MEASURES TO IMPROVE COMPETITIVENESS IN A TOUGH MARKET TAKE EFFECT

Munich, Germany, January 22, 2002 - Following a highly successful fiscal 2000, the worst ever market downturn in the history of the semiconductor industry, coupled with a general decline in the global economy, had a significant negative impact on Infineon's business performance in fiscal 2001. This was largely owing to the sharp fall in both prices and demand in the key driver markets of memory products and communications. Last fiscal was characterized by a significant decline in both earnings and sales. Despite difficult market conditions, sales in the non-memory sectors showed a 10 percent increase. "We have reacted rigorously to the record downturn in the semiconductor industry by introducing wide-ranging measures such as the `Impact' cost-cutting program, which is already showing results, and cutting back on planned capital investments," said Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG, at the company's second ordinary Annual General Meeting of Shareholders since going public. With the sound backing of its financial resources, Infineon is therefore very well placed to weather the current crisis and gain strength in the process.

After the market downturn of estimated more than 30 percent last calendar year, the first positive signs are now appearing in the memory chips and mobile communications sectors, but there are as yet no clear signals to indicate a sustained market recovery.

"In fiscal 2001, too, we managed, despite the tough conditions, to increase our share of the market in our core segments of communications, automotive electronics and memory products, and we rank among the market leaders here. Technologically, strategically and operationally, we are very well placed in these dynamic target markets to respond to the next economic upturn," explained Dr. Schumacher.

Winning the German Trade and Industry Innovation Award 2001 is further proof that Infineon ranks among the global technology leaders. Infineon received the award for developing two power semiconductor lines which can be used, for example, to reduce energy consumption by household appliances by as much as 30 percent. "With these products we have carved out a clear technological lead," commented Dr. Schumacher. "We owe this success first and foremost to the outstanding commitment of our employees, who steadfastly work to put Infineon in the vanguard of technological developments."


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FISCAL 2001 RESULTS
Due to the sharp decline in the semiconductor market in the last fiscal, sales dropped 22 percent to 5.67 billion euros. Earnings before interest and taxes
(EBIT) fell to minus 1.02 billion euros, in contrast to a positive EBIT of 1.67 billion euros in the preceding fiscal. The net loss was 591 million euros, contrasting with the previous year's 1.13 billion euros profit. The loss per share for fiscal 2001 was 0.92 euros, as compared with an earnings per share of
1.83 euros in fiscal 2000. Dr. Schumacher commented: "The result was adversely affected by the massive erosion of prices, especially for memory products, by inventory write-downs, and by the costs incurred through underutilized capacities in most non-memory segments."

FIRST QUARTER RESULTS
Infineon achieved sales of around one billion euros in the first quarter of the current fiscal. Compared to the previous quarter, this represents a 5 percent fall in sales. The result amounted to a net loss of 331 million euros. This means a loss per share in the first quarter of the new fiscal of 0.48 euros. Vigorous growth in demand for memory chips and a moderate recovery in demand in mobile communications were mainly responsible for a positive impact on sales, according to Dr. Schumacher. However, these effects failed to fully outweigh the continuing fall in demand in traditional telecommunications business. Last quarter's EBIT continued to be affected by fierce price competition in the memory market and increasing price pressure in the other segments also.

`IMPACT' COST-CUTTING PROGRAM
Infineon's resolute response to the worst ever downturn in demand in the history of the semiconductor industry was to secure the company's competitiveness by introducing a wide-ranging cost-cutting program in July 2001, called `Impact'. "We implemented this program in record time. In less than 5 months we succeeded in identifying and securing savings to the tune of over 1.5 billion euros to enhance the company's liquidity," said Dr. Schumacher. This figure includes substantial savings in the areas of purchasing, IT services, overhead, sales and marketing, and logistics. Over 70 percent of the savings are not workforce-related.

Infineon has also adjusted its capital investment plans to the difficult market situation, now concentrating on major innovations, core technological competencies, and systematically raising productivity, for example the production of chips on 300-mm silicon wafers at its Dresden facility. The savings that have to be made unfortunately also ask for adjustments to the size of Infineon's workforce. Globally, around 5,000 jobs will need to be cut in total. Severance terms have already been successfully negotiated with some 4,400 employees worldwide.


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STRATEGIC FOCUS: COMMUNICATIONS
Despite the tough market conditions in its target markets, Infineon successfully defended important competitive positions and was able to further advance its technology and cost leadership. In the Communications segment, comprising the business groups Wireline Communications, Mobile Communications, and Security & Chip Card ICs, the contribution to total sales increased from 31 percent the previous year to 42 percent in fiscal 2001. In order to gain a further lead on the competition, Infineon is exploring acquisitions in the telecommunications sector. Among measures to secure the necessary financial flexibility is the successful placement of a convertible bond with an issue volume to the value of around 1 billion euros.

In 2001, the focus of acquisitions where strategic further development and access to future markets is concerned was on broadband communications and optical networks. Our market leadership in superfast optical data transmission at 40 gigabit/s was successfully strengthened with our takeover of Catamaran Communications. In wired communications, Infineon is still a technological pioneer in the expansion of the Internet using forward-looking solutions, as well as in fiber optics, high-speed and broadband communications, and Internet access.

In the mobile communications sector, Infineon is the leading system supplier for GSM and one of the few providers of complete solutions for cellphones, which are becoming increasingly important for ensuring fast growth for the next generations of GPRS and UMTS mobile systems. Infineon is an innovation driver in the emerging Bluetooth market for high-speed, wireless data transmission over short distances.

As a world market leader in smartcard ICs, Infineon holds top position in technology for Internet access, electronic banking, and electronic and mobile commerce; with its innovative security and authentication solutions it has its sights set on new growth markets in online security, identification systems (personnel ID) and biometrics. An example of the heights that Infineon has scaled in security standards is the winning, in November 2001, of a major order from the US Department of Defense for staff security passes based on secure smartcards.

STRATEGIC FOCUS: AUTOMOTIVE AND INDUSTRIAL
The Automotive and Industrial Group can look back on a highly successful fiscal, with a growth in sales of around 25 percent. This reaffirms Infineon's top ranking in Europe and No. 2 position worldwide in the automotive and industrial electronics sector. With its all-round system expertise and the complete solutions it offers, Infineon is excellently placed for the telematics growth market. Having such a wide


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technology portfolio to draw on, it can combine system know-how from a variety of business groups, for example from mobile communications and automotive electronics, for applications for infotainment, navigation, and multimedia systems.

STRATEGIC FOCUS: MEMORY PRODUCTS
The contribution to overall sales made by the Memory Products Group has fallen to 28 percent. With its global technology and cost leadership, Infineon is very well positioned in this segment. In addition to the aggressive shrink roadmap, the 300mm technology plays a crucial role in this regard. At the present time this makes Infineon THE semiconductor company worldwide to produce the smallest chips on the largest wafers. This can cut the costs of chip production by about 50 percent. By systematically exploiting these cost advantages, we will extend our lead over the competition. At the same time Infineon is further strengthening its focus on the fast growing and less volatile server and network storage market.

FISCAL OUTLOOK
Today's macro-economic uncertainties and the continuing tough market conditions make it difficult to predict any figures for the current fiscal. "The first positive signs are starting to appear, but there are as yet no adequate signals to indicate a sustained market recovery. Nonetheless we look to the future with cautious optimism," explained Dr. Schumacher.

The aggressive pricing policy of some DRAM manufacturers has led to a consolidation in the market for memory products. Although memory chip prices recovered in the first quarter of 2002, they are still far below fully loaded cost. Infineon is anticipating growth in bit demand for the first half of 2002, combined with a normalization of stock inventories. But further recovery in the price of memory products will depend on further consolidation of the memory market and the strength of demand in the PC and infrastructure market.

Following the steep decline in demand in mobile communications, Infineon is seeing the first signs of a moderate recovery in the first half of 2002, due, among other factors, to the introduction of the new GPRS-capable cellphone generation. The continuing weakness of the global economy brought a decline in investment in telecommunications infrastructure which is still affecting the business performance of Infineon's Wired Communications Group. As yet, there are no signs of an easing of the situation in the short term. The Automotive and Industrial Group is also anticipating weaker market conditions owing to the weakness of the economy. In the Security & Chip Card ICs Group, there is long-term growth potential for security and smartcard ICs as a result of stronger demand for advanced security solutions in, for example, biometrics, and the expected recovery in the mobile communications market.

Dr. Schumacher's view: "We have sufficient liquidity and financial flexibility to cushion the effects of present market conditions. The semiconductor industry offers very good growth prospects over the medium to long term. The market has grown by an average of 14 percent per year over the last four decades and will continue to be the engine for modernization of the economy and society in the information age."

ANNUAL GENERAL MEETING AGENDA ITEMS
Infineon must secure long-term financial flexibility in order to fuel sustained expansion of its competitive position in the global semiconductor market. The semiconductor business is very capital-intensive. Shareholders at the Annual General Meeting will therefore vote on, among other items, the creation of authorized capital in order to raise the level of capital stock in a one-off action or in tranches by a total of 350 million euros by January 2007 by issuing up to 175 million new, registered individual share certificates (Authorized Capital I/2002).

Another resolution on the agenda is authorization to issue option and convertible debenture stock totaling up to 4 billion euros by January 2007.

Supervisory Board changes will take effect as a result of Siemens' reduction to a minority interest. At the end of today's Annual General Meeting, Dr. Volker Jung, Heinz-Joachim Neuburger, Prof. Dr. Claus Weyrich (all Siemens) and Dr. Eberhard Rauch will resign from the Board. Dr. Stefan Jentzsch, Karl-Heinz Midunsky, Dr. Peter Mihatsch and Dr. Martin Winterkorn will stand for election in their place.

News releases and presentations are posted at www.infineon.com/annual2002/ Press photographs of the Annual General Meeting will be available at around
12.30 p.m. CET.

Speeches by Infineon Supervisory Board Chairman Dr. Volker Jung, President and CEO Dr. Ulrich Schumacher, and Chief Financial Officer Peter J. Fischl will be broadcast live on the Internet at www.infineon.com starting at 10 a.m. CET.

This news release contains forward-looking statements based on assumptions and estimates made by Infineon's Managing Board. While assuming that the expectations reflected in these predictive statements are realistic, we cannot guarantee that they will come to fruition. The assumptions may harbor risks and uncertainties leading to actual results differing markedly from the predictive statements. Factors which may lead to such differences arising include: changes in economic and business circumstances, exchange and interest rate fluctuations, the introduction of competing products, new products and services meeting with a lack of acceptance, and changes in business strategy. Infineon neither plans nor will undertake to update the predictive statements.